Exhibit to Accompany
Item 77C
Form N-SAR
The Grand Prix Fund
(the "Fund")


Results of the Shareholder Meeting

A special meeting of shareholders of the Fund was held on February 8, 1999.

The matters voted on by the shareholders of record as of January
15, 1999 and the results of the vote at the shareholder meeting held on February 8, 1999 were as follows:

Proposal 1 - To eliminate the Fund's fundamental investment restriction which did not permit the Fund to borrow money for the purpose of making investments.

For	371,791
Against	16,353
Abstain	-

Proposal 2 - To consider and act upon any other business which may properly come before the meeting or any adjournments thereof.

For	361,981
Against	4,943
Abstain	21,220